EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consists of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2018	2017	2018	2017
Fixed Charges:
Interest expense(1)	$61	$62	$187	$188
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	9	11	37	39
Total Fixed Charges	$70	$73	$224	$227
Earnings Available for Fixed Charges:
Pre-tax income	$192	$167	$459	$344
Add: Distributed equity income of affiliated companies	—	4	3	34
Add: Fixed charges	70	73	224	227
Less: Capitalized interest	—	—	—	—
Less: Net income attributable to noncontrolling interests	(4)	(3)	(9)	(9)
Total Earnings Available for Fixed Charges	$258	$241	$677	$596
Ratio of Earnings to Fixed Charges	3.69	3.30	3.02	2.63

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense(1)	$61	$62	$187	$188
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	9	11	37	39
Total Fixed charges before preferred stock dividends pre-tax income requirements	70	73	224	227
Preferred stock dividends pre-tax income requirements	4	6	14	18
Total Combined Fixed Charges and Preferred Stock Dividends	$74	$79	$238	$245
Earnings Available for Fixed Charges:
Pre-tax income	$192	$167	$459	$344
Add: Distributed equity income of affiliated companies	—	4	3	34
Add: Fixed charges before preferred stock dividends	70	73	224	227
Less: Capitalized interest	—	—	—	—
Less: Net income attributable to noncontrolling interests	(4)	(3)	(9)	(9)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$258	$241	$677	$596
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.49	3.05	2.84	2.43
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(1) Includes amortization of fees for a bridge facility prior to its termination in May 2018 of $3 million for the nine months ended September 30, 2018. Refer to Note 20 - Fuji Xerox Transaction and Recent Developments in our Condensed Consolidated Financial Statements, which is incorporated by reference, for additional information regarding this terminated bridge facility.